PRELIMINARY PROXY STATEMENT— SUBJECT TO COMPLETION

DATED APRIL [6], 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

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☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Section 240.14a-12

INTERNATIONAL ELECTRONICS, INC.

(Name of Registrant as Specified in its Charter)

RISCO LTD.

ROKONET INDUSTRIES, U.S.A., INC.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED APRIL [6], 2007

SPECIAL MEETING OF THE STOCKHOLDERS

OF

INTERNATIONAL ELECTRONICS, INC.

TO BE HELD ON [APRIL 30], 2007

PROXY STATEMENT

OF

RISCO LTD. and

ROKONET INDUSTRIES, U.S.A., INC.

OF PROXIES IN FAVOR OF VOTING RIGHTS

UNDER CHAPTER 110D OF THE MASSACHUSETTS GENERAL LAWS

This Proxy Statement (the “Proxy Statement”) and the enclosed BLUE proxy card are furnished by RISCO Ltd., an Israeli limited company (“RISCO”) and its wholly-owned subsidiary, Rokonet Industries, U.S.A., Inc., a New York corporation (“Purchaser”), in connection with RISCO’s and Purchaser’s solicitation of proxies to be used at a special meeting (the “Special Meeting”) of stockholders of International Electronics, Inc., a Massachusetts corporation (“IEI”), to be held on [April 30], 2007, at [IEI’s corporate headquarters at 427 Turnpike Street, Canton, Massachusetts 02021] at 10:00 A.M. Eastern Time, and at any adjournments, postponements or reschedulings thereof. IEI has set [March 22], 2007 as the record date for determining those stockholders who will be entitled to vote at the Special Meeting (the “Record Date”). The principal executive offices of IEI are located at 427 Turnpike Street, Canton, Massachusetts 02021. This Proxy Statement and the enclosed BLUE proxy card are first being mailed to IEI’s stockholders on or about [April 6], 2007.

The Voting Rights Proposal

In accordance with Chapter 110D of the Massachusetts General Laws (“Chapter 110D”), RISCO and Purchaser are soliciting proxies to approve the acquisition of voting rights for the shares acquired by RISCO or Purchaser (or one or more corporations directly or indirectly wholly-owned by RISCO) of common shares, par value $0.01 per share of IEI (the “Shares”) in connection with the tender offer described below, in addition to all other Shares previously acquired by RISCO and Purchaser. Approval of the Voting Rights Proposal and consummation of the Purchaser’s offer would also allow RISCO and Purchaser to exercise or direct a majority or more of the voting power in the election of IEI’s directors.

On March 6, 2007, Purchaser offered to purchase (the “Offer”) all of the outstanding Shares of IEI for $3.50 per Share in cash upon the terms and subject to the conditions set forth in an Offer to Purchase dated March 6, 2007, as the same may be amended from time to time (the “Offer to Purchase”) and the related Letter of Transmittal which accompany this Proxy Statement.

As more fully described below under “Massachusetts Control Share Acquisition Statute,” Chapter 110D requires stockholder authorization to be obtained for the Shares acquired by the acquiring person in a proposed Control Share Acquisition (as defined below) to have the same voting rights as all other shares of the issuing public corporation. The Special Meeting of stockholders of IEI has been called by IEI’s Board of Directors pursuant to Chapter 110D for the specific purpose of voting on whether the Shares acquired by Purchaser or RISCO (or one or more corporations directly or indirectly owned by RISCO) pursuant to the Offer to Purchase (as such offer my be amended from time to time), as well as any shares thereafter beneficially acquired in the “Control Shares Acquisition” and the 500 shares of common stock previously acquired by Rokonet, will have voting rights (the “Voting Rights Proposal”). IEI has indicated that the Special Meeting will be scheduled to be held on [April 30, 2007] at a time and place to be announced by IEI in the notice of the Special Meeting to be sent by IEI to IEI stockholders.

Shares may not be accepted for payment pursuant to the Offer unless (i) the Shares acquired by Purchaser pursuant to the Offer are authorized by the stockholders of IEI at the Special Meeting to have voting rights, or (ii) Purchaser, in its sole discretion, is satisfied that the provisions of Chapter 110D are invalid or inapplicable to this acquisition. Accordingly, if you want the opportunity to receive $3.50 per Share in cash pursuant to the Offer, you should approve the Voting Rights Proposal.

Your vote is important! Please sign, date and return the accompanying BLUE proxy card today. If you want the opportunity to receive $3.50 per Share in cash pursuant to the Offer, we urge you to sign and mail promptly the enclosed proxy in favor of the Voting Rights Proposal.

Stockholder authorization of the Voting Rights Proposal will not require you to tender your shares to Purchaser. Consummation of the Offer, however, is conditioned upon authorization by IEI stockholders of the Voting Rights Proposal to the extent required by law. Accordingly, it is important that stockholders who wish to tender their Shares to Purchaser pursuant to the Offer vote for the authorization of the Voting Rights Proposal on the enclosed BLUE proxy card.

Tendering Shares pursuant to the Offer will NOT constitute a vote in favor of the Voting Rights Proposal. Instead you must vote by using the enclosed BLUE proxy card or by voting in person at the Special Meeting.

If you have any questions about the voting of Shares, the Offer or the Voting Rights Proposal, please call MacKenzie Partners, Inc., toll free: 1-800-322-2885; in New York: 1-212-929-5500 (call collect).

Reasons to Vote “FOR” on the Voting Rights Proposal

•	A vote “FOR” on the Voting Rights Proposal gives you the opportunity to receive a premium at $3.50 per Share, in cash, for a stock that is generally illiquid.

There is no established trading market for the Shares. The Shares are traded in the Over-the-Counter Bulletin Board (the “OTCBB”) under the symbol “IEIB.OB.” The Offer represents:

•	a premium of almost 170% over the lowest trading price of the Shares during the past twelve months of $1.30;

•	a premium of more than 106% over the last trading price before RISCO’s written offer to IEI on October 31, 2006 of $1.70;

•	a premium of almost 90% over the average trading price of the Shares from March 15, 2005 through October 31, 2006 of $1.86; and

•	a premium of 17% over the reported closing price for the Shares on the OTCBB on March 5, 2007, the day before the Offer was first publicly disclosed.

In addition, the stock is extremely illiquid with an average daily trading volume from March 15, 2005 through October 31, 2006 of approximately 4,169 shares. The Offer is subject to certain terms and conditions described in the Offer to Purchase. A copy of the Offer to Purchase dated March 6, 2007 accompanies this Proxy Statement.

•	A vote “FOR” on the Voting Rights Proposal gives YOU the right to decide whether or not to tender your shares as part of the Offer.

If the Voting Rights Proposal is not approved by the IEI stockholders at the Special Meeting, then Shares will not be accepted for payment pursuant to the Offer unless (i) Purchaser is satisfied, in its sole discretion, that the provisions of Chapter 110D are invalid or inapplicable to the acquisition by Purchaser of Shares pursuant to the Offer or (ii) Purchaser, in its sole discretion, waives that condition to the Offer. By voting in favor of the Voting Rights Proposal, a stockholder is not required to tender Shares in the Offer. Stockholder authorization of the Voting Rights Proposal simply gives you the opportunity to sell your shares to Purchaser pursuant to the Offer. Management has repeatedly chosen not to disclose the terms of RISCO’s offers to IEI stockholders, and by so doing has denied you the ability to decide as to whether you wish to receive a premium on your shares. A vote “FOR” on the Voting Rights Proposal puts this decision back in your hands.

•	A vote “FOR” on the Voting Rights Proposal gives YOU a concrete alternative to management’s speculative strategic plan.

IEI has indicated, apparently without the benefit of advice from a recognized financial advisor, that Purchaser’s offer is inadequate because it does not take into account the long-term value of management’s turn-around strategy. RISCO believes that IEI’s current strategy is incapable of delivering the results management hopes for. IEI’s product offering is too narrow and the global market place is too competitive, with customers demanding more and more systems integration, which IEI as a smaller company, is challenged to offer. IEI lacks the resources for significant investment in R&D, sales channel growth, distribution and product support necessary to implement its strategy successfully. IEI lacks the resources to effectively compete with many of its competitors, including Honeywell, Tyco, Bosch or Siemens, or even smaller competitors. The conditions to Purchaser’s offer, by any objective measure, are much less significant, more concrete, more achievable and more certain than the conditions associated with management’s proposed alternative to RISCO’s offer-management’s execution of its speculative strategic plan. IEI recently announced a strategic initiative, a contract with the U.S. General Service Administration (the “GSA Contract”). The GSA Contract entitles IEI to sell its products to the U.S. government agencies, but does not guarantee IEI any minimum revenue. Therefore, the GSA Contract will not necessarily provide IEI with significant growth.

•	A vote “FOR” on the Voting Rights Proposal could cause third parties to make firm proposals for alternative transactions to acquire IEI.

IEI has indicated that since January 1, 2007 it has received unsolicited expressions of interest from several parties other than Purchaser at prices substantially in excess of $3.50 per share and has had preliminary discussions with these parties. IEI, however, has elected not to publicly disclose the status of these discussions or the terms of these expressions of interest and has stated that it will not do so unless and until a definitive agreement in principle with these parties is reached. These alleged third parties thus far have also elected not to publicly disclose their intentions. Because of IEI’s refusal to provide more information about these purported expressions of interest, both we and you have no objective basis for concluding whether these expressions of interest are credible or the likelihood that these expressions of interest will develop into fully financed offers to acquire IEI, not subject to any due diligence conditions. However, we believe that, should the Voting Rights Proposal be approved by the IEI stockholders, these third parties will need to make bona fide offers at least as attractive as Purchaser’s offer, from your perspective, prior to the expiration of Purchaser’s tender offer if they wish to consummate an alternative transaction with IEI.

The Offer

On March 6, 2007, Purchaser commenced the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, IEI. RISCO currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on IEI’s Board of Directors and to seek to have IEI consummate a merger or other similar business combination with RISCO (or one of RISCO’s subsidiaries). By consummating a merger or similar business combination, RISCO intends to expand and grow its presence in the providing security and building management solutions in the United States through IEI. RISCO also intends to take advantage of synergies it believes may exist between RISCO’s current non-U.S. business and IEI’s U.S. platform

The Offer is not subject to Purchaser obtaining third-party financing or completing customary due diligence review of IEI’s operations. The Offer is subject to certain terms and conditions described in the Offer to Purchase. A copy of the Offer to Purchase dated March 6, 2007 accompanies this Proxy Statement.

On March 16, 2007, the Board of Directors of IEI recommended that IEI stockholders reject the Offer. Subsequently, RISCO issued a press release and mailed an open letter to IEI stockholders indicating its disappointment in IEI’s recommendation.

The Schedule TO, which includes the Offer to Purchase and was filed by Purchaser and RISCO with the Securities and Exchange Commission (“SEC”) on March 6, 2007, and all amendments thereto, may be inspected at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained at prescribed rates from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge on the SEC website: http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

If the Voting Rights Proposal is not approved by the IEI stockholders at the Special Meeting, then Shares will not be accepted for payment pursuant to the Offer unless Purchaser is satisfied, in its sole discretion, that the provisions of Chapter 110D are invalid or inapplicable to the acquisition by Purchaser of Shares pursuant to the Offer or Purchaser, in its sole discretion, waives that condition to the Offer.

By voting in favor of the Voting Rights Proposal, a stockholder is not required to tender Shares in the Offer and would not be prohibited from later voting against any other proposed control share acquisition or business combination involving IEI, RISCO or Purchaser. Stockholder authorization of the Voting Rights Proposal, to the extent required by law, would simply give you the opportunity to sell your shares to purchaser pursuant to the Offer.

Voting at the Special Meeting

At the Special Meeting, stockholders will be asked to authorize the Voting Rights Proposal, which requires (i) the affirmative vote of the holders of a majority of all the Shares entitled to vote generally in the election of directors, excluding Interested Shares (as defined below) and (ii) the presence of a quorum at the Special Meeting. Stockholders will also be asked to vote on the election of a Class C director. A quorum shall be deemed to be present at the Special Meeting if at least a majority of the Shares entitled to vote generally in the election of directors are represented at the meeting in person or by proxy.

RISCO has requested that the following question be posed to IEI stockholders, to authorize the Voting Rights Proposal:

Question:	Whether, if Rokonet Industries, U.S.A., Inc. purchases shares of IEI common stock pursuant to its currently outstanding tender offer for at least 66-2/3% of such shares at a per share price of $3.50 (as such offer, including such minimum amount and such price, may be amended from time to time), the shares so acquired, as well as any shares thereafter beneficially acquired in such “control share acquisition” and the 500 shares of common stock previously acquired by Rokonet, shall be entitled to the same voting rights as all other shares of IEI common stock?

According to IEI’s response to the tender offer filed on Schedule 14D-9 on March 16, 2007 with the SEC, as of February 28, 2007, there were outstanding 1,746,931 Shares, each of which (excluding the Interested Shares) is entitled to one vote on the Voting Rights Proposal.

A vote in favor of the Voting Rights Proposal will not require that you tender shares in the Offer. It will afford stockholders an opportunity to decide for themselves whether to accept the Offer to Purchase. A stockholder of record on the Record Date will be entitled to vote at the Special Meeting even if the stockholder has tendered his, her or its stockholder’s shares in the Offer.

Election of Class I Director

At the Special Meeting, stockholders will also be asked to elect Leslie Charm as Class I Director on the Board of Directors to serve for a three-year term and until his successor is chosen and qualified, which requires (i) the plurality vote of the holders of all the Shares entitled to vote generally in the election of directors, excluding Interested Shares and (ii) the presence of a quorum at the Special Meeting. A quorum shall be deemed to be present at the Special Meeting if at least a majority of the Shares excluding the Interested Shares, are represented at the meeting in person or by proxy. Votes may be cast for or withheld from each nominee.

Certain Voting Considerations

Abstentions

For the Voting Rights Proposal, any abstention from voting on a proxy which has not been revoked will count as a vote withheld, and thus will have the same practical effect as a vote “NO,” yet will be included in computing the number of Shares present for purposes of determining whether a quorum is present at the Special Meeting. For the Election of a Class I Director Proposal, any abstentions and broker “non-votes” will have no effect on the voting outcome.

Broker Non-Votes

For the Voting Rights Proposal, brokers or other nominees who hold Shares in “street name” for customers who are beneficial owners of Shares may not give a proxy to vote from those customers’ Shares in the absence of specific instructions from those customers. Customers may provide their brokers with specific instructions on how to vote the Shares on the Voting Rights Proposal at the Special Meeting at any time prior to the Special Meeting in order for the vote to be counted. For the Election of a Class I Director Proposal, brokers or other nominees who hold Shares in “street name” for customers who are beneficial owners of Shares may give a proxy to vote from those customers’ Shares in the absence of specific instructions from those customers.

The Shares voted by a broker or nominee will be included in computing the number of Shares present for purposes of determining whether a quorum is present at the Special Meeting, and the quorum will apply for both proposals. With respect to the Voting Rights Proposal, any non-voted Shares will not be counted as votes cast or shares voting.

Whether or not you plan to attend the Special Meeting, we urge you to vote “FOR” to approve of the Voting Rights Proposal and “WITHHELD” for the election of a Class I Director by so indicating on the accompanying BLUE proxy card and immediately mailing it in the enclosed envelope. You may revoke your proxy at any time prior to its exercise by revoking at the Special Meeting and voting in person, by submitting a duly executed, later dated proxy by one of the methods provided on your proxy card or by submitting a written notice of revocation to either (a) RISCO, care of MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or (b) the principal executive offices of IEI at 427 Turnpike Street, Canton, Massachusetts 02021. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective. Stockholders who hold their shares in a bank or brokerage account will need to notify the person responsible for their account to revoke or withdraw previously given instructions. We request that a copy of any revocation sent to IEI or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to RISCO, care of MacKenzie Partners, Inc., at the address below so that RISCO may more accurately determine if and when proxies have been received from the holders of record on the record date of a majority of IEI’s Shares then outstanding. Unless revoked in the manner set forth above, subject to the foregoing, duly executed proxies in the form enclosed will be voted at the Special Meeting in accordance with your instructions. In the absence of any instructions, proxies will be voted “FOR” to approve the Voting Rights Proposal and “WITHHELD” with respect to the election of the Class I director.

Massachusetts Control Share Acquisition Statute

Chapter 110D provides, in general and subject to certain exceptions, that shares of “public corporations” (those having (1) 200 or more stockholders of record, (2) a principal executive office, or substantial assets, within Massachusetts, and (3) either more than ten percent of its stockholders of record residing within Massachusetts or more than ten percent of its issued and outstanding shares owned of record by Massachusetts residents) acquired in a Control Share Acquisition will not have voting rights unless voting rights for these shares are authorized at an annual or special meeting of stockholders of the corporation by the affirmative vote of the holders of a majority of all the shares entitled to vote generally in the election of directors, excluding those shares (1) beneficially owned by any person who has acquired or proposes to acquire shares in a Control Share Acquisition, (2) shares held by officers of the corporation, and (3) shares held by directors who are also employees of the corporation (the “Interested Shares”).

As used in Chapter 110D “Control Share Acquisition” means, in general, the acquisition (other than pursuant to an agreement of merger or consolidation to which the subject corporation is a party) of beneficial ownership of shares of a corporation that (but for the provisions of the statute) would have voting rights and that, when added to all other shares of the corporation beneficially owned by such person, would entitle such person, upon acquisition of such shares, to vote or direct the voting of shares of the corporation having voting power in the election of directors within any of the following ranges of such voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; or (iii) a majority of all voting power.

Any person who proposes to make or has made a Control Share Acquisition may deliver to the corporation at its principal office a statement (a “Control Share Acquisition Statement”) containing (1) the identity of the acquiring person and such person’s holdings in the corporation prior to the Control Share Acquisition, (2) the number of shares proposed to be acquired by such person pursuant to the Control Share Acquisition, (3) describing the terms and conditions of the Control Share Acquisition, and (4) representing that the acquiring person has the financial capacity to consummate the Control Share Acquisition. If the acquiring person so requests at the time of delivery of a Control Share Acquisition Statement, the board of directors of the corporation is required to call a special meeting of stockholders for the purpose of considering the voting rights to be accorded to shares acquired or to be acquired in the Control Share Acquisition. This special meeting is required to be called within 10 days after the corporation receives the request and the Control Share Acquisition Statement and must be held not more than 50 days after the request has been received. Notice for this special meeting must also be given not less than 20 days before the date of the special meeting. RISCO and Purchaser delivered a Control Acquisition Statement to IEI on March 6, 2007.

The issuing public corporation is required to send a notice of the special meeting as promptly as reasonably practicable to all stockholders of record as of the record date set for the meeting, together with a copy of the Control Share Acquisition Statement and all other information as the corporation deems appropriate.

The shares acquired by the acquiring person in the proposed Control Share Acquisition will only have the same voting rights as all other shares of the issuing public corporation if authorized by vote of the stockholders of the corporation at a meeting at which a quorum is present. This authorization requires the affirmative vote of a majority of the voting power entitled to vote generally in the election of directors, excluding Interested Shares.

Appraisal Rights

If voting rights for RISCO and Purchaser are approved and RISCO and Purchaser acquire majority voting rights, each stockholder of record of IEI, other than Purchaser, who did not vote in favor of the Voting Rights Proposal may demand payment for the shares owned in accordance with the appraisal rights procedure set out under Chapter 156D of the Massachusetts General Laws (the “Massachusetts Business Corporation Act”) by doing the following:

•

Written Demand for Appraisal. Before the taking of the vote at the Special Meeting, an IEI shareholder intending to exercise his appraisal rights must file a written notice with IEI stating that the stockholder intends to demand appraisal of his, her or its shares if voting rights are approved for RISCO and Purchaser.

•

Refrain from Voting for the Item. IEI stockholders wishing to exercise appraisal rights must not vote for Voting Rights Proposal. However, voting against, abstaining from voting or failing to vote with respect to the Voting Rights Proposal will not constitute a demand for appraisal for purposes of the Massachusetts Business Corporation Act.

•

Written Notice. If the Voting Rights Proposal is approved and Purchaser completes the tender offer, IEI will give written notice to each stockholder who has fully complied with the procedures for demanding appraisal within 10 days of the completion of the tender offer. The written notice will supply a form that specifies the date of first announcement to stockholders of the principal terms of the proposed action and that requires the stockholder to certify that it held the shares as of that date and that the stockholder did not vote the shares in favor of the Voting Rights Proposal. Stockholders who receive this notice that wish to perfect their appraisal rights must return the form to IEI within the date specified on the form, which may not be fewer than 40 nor more than 60 days after the appraisal notice and form are sent.

•

Payment. Within 30 days of receipt of the properly completed form from the dissenting stockholder, IEI will pay in cash to the stockholder the amount IEI estimates to be the fair value of the shares (but not less than the highest price paid by Purchaser) plus interest, accompanied by IEI financial statements and a statement of the IEI’s estimate of the fair value of the shares. A stockholder who does not agree with IEI’s determination of fair value must, within 30 days of receipt of the payment or offer of payment, notify IEI of that and provide IEI with the stockholder’s estimate of fair value of the shares. If the dispute remains unsettled after 60 days, IEI is required to commence an equitable proceeding and petition the court to determine the fair value of the shares (but not less than the highest price paid by Purchaser) and accrued interest, or make payment to the stockholder of the fair value claimed by the stockholder plus accrued interest. The costs associated with the proceeding will be taxed upon the parties as the court deems equitable.

The foregoing summary of Chapter 110D and Chapter 156D of the Massachusetts Business Corporation Act does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter 110D, the Massachusetts General Laws and the Massachusetts Business Corporation Act.

Other Matters

Neither RISCO nor Purchaser are aware of any other substantive matter to be considered at the Special Meeting. However, if any other matter properly comes before the Special Meeting, the proxies also confer authority to the persons named in the accompanying proxy to vote the Shares to which the proxy relates on such matter at their discretion.

A copy of the Control Share Acquisition Statement delivered to IEI by Purchaser and RISCO is attached to this Proxy Statement as Appendix A. The Control Share Acquisition Statement and the Offer to Purchase contain important information and should be read by stockholders before any decision is made with respect to voting on the Voting Rights Proposal.

Only holders of record of Shares as of the close of business on the Record Date will be entitled to vote. If you are a stockholder of record on the Record Date, you will retain your voting rights for the Special Meeting even if you sell your Shares after the Record Date or if you tender your Shares pursuant to the Offer, whether before or after the Record Date. The tender of Shares pursuant to the Offer does not constitute the grant to RISCO or Purchaser of a proxy or any voting rights with respect to the tendered Shares until the time when these Shares are accepted for payment by Purchaser. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote these Shares on the BLUE proxy card even if you sell these Shares after the Record Date or tender the Shares pursuant to the Offer.

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can execute a proxy for the Shares and will do so only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the BLUE proxy card.

Please sign, date and mail the accompanying BLUE proxy card promptly. No postage is required if mailed in the United States. By signing and mailing the accompanying BLUE proxy card, any proxy previously signed by you with respect to the Voting Rights Proposal will be automatically revoked.

Background of the Solicitation

In early 2004, RISCO and IEI discussed a possible business combination or joint venture on a few occasions. RISCO indicated that it would value IEI in any such transaction in the range of $3.8-5.7 million, depending on the outcome of RISCO’s due diligence review. IEI rejected this proposal and did not respond to RISCO’s invitation to discuss a joint venture.

On July 5, 2006, Moshe Alkelai, the Chairman of RISCO’s Board of Directors and RISCO’s Chief Executive Officer, met with John Waldstein, the Chairman of IEI’s Board of Directors and IEI’s President and Chief Executive Officer, in Boston, Massachusetts. At this meeting Mr. Alkelai reiterated RISCO’s interest in acquiring IEI and indicated RISCO would also be willing to employ Mr. Waldstein on a long-term basis to operate the business. In the weeks that followed, Mr. Waldstein did not respond to RISCO’s proposal.

On August 30, 2006, Mr. Alkelai sent a letter to Mr. Waldstein indicating RISCO’s interest in acquiring IEI for a price equal to $2.50 per share, subject to due diligence but not to obtaining third-party financing. The August 30 proposal letter read as follows:

August 30, 2006

Mr. John Waldstein

President and Chief Executive Officer

International Electronics, Inc.

427 Turnpike Street

Canton, MA 02021

RE: Acquisition Proposal

Dear John:

As discussed at our meeting last month, RISCO Group has been carefully considering the possible acquisition of International Electronics, Inc. (“IEI”).

Based on a preliminary investigation of publicly available information, we would be prepared to acquire IEI at a price equal to U.S. $2.50 per issued and outstanding share on the date hereof. RISCO Group has adequate cash reserves on hand to eliminate any financing contingency in a definitive agreement.

We believe this price maximizes the value of IEI and therefore it would be in the best interest of your company and its stockholders to pursue discussions concerning this potential acquisition. We will contact you shortly for that purpose.

Of course, the proposed acquisition referenced herein is subject to and conditioned upon: (i) the negotiation and execution of a binding written agreement in a form and substance acceptable to RISCO Group and its counsel; (ii) the completion by RISCO Group and its counsel of a customary due diligence investigation of IEI to the satisfaction of RISCO Group; and (iii) the receipt of all necessary and appropriate corporate and government approvals.

It is also understood that neither RISCO Group nor IEI will be held responsible for expenses incurred or opportunities forgone by the other in reliance of this letter or the transactions contemplated hereby.

We look forward to the opportunity to work together to consummate this transaction on a friendly and negotiated basis.

Very truly yours,

/s/ Moshe Alkelai
Moshe Alkelai
Chairman of the Board

On or around September 14, 2006, in an e-mail to Lior Samuelson of Mercator Capital, RISCO’s financial advisor, Mr. Waldstein indicated that after discussing the matter with IEI’s Board of Directors, IEI was not interested in pursuing such a transaction. He did suggest that he meet with Mr. Alkelai at a trade show in the United States and discuss a potential joint venture project. Instead, Mr. Alkelai invited Mr. Waldstein to visit RISCO in Israel for meetings. Mr. Waldstein replied that he would respond to Mr. Alkelai after the trade show. Mr. Waldstein never responded to Mr. Alkelai.

On October 25, 2006, Purchaser acquired 500 shares of IEI common stock for $1.60 per share.

On October 31, 2006, RISCO delivered an offer to acquire all of the outstanding shares of IEI for $2.70 per share. This offer was not conditioned on due diligence or obtaining third-party financing. In addition, RISCO submitted a demand for IEI to convene a stockholders’ meeting prior to December 20, 2006 under the Massachusetts Control Share Acquisition Statute to authorize voting rights for any shares RISCO proposed to acquire in such transaction. The October 31 proposal letter read as follows:

October 31, 2006

John Waldstein

Chairman of the Board of Directors

President and Chief Executive Officer

International Electronics, Inc.

427 Turnpike Street

Canton, Massachusetts 02021

Dear John:

I am pleased to present an offer on behalf of RISCO Group Ltd. (“Risco”) to acquire all of the outstanding common stock of International Electronics, Inc., a Massachusetts corporation (the “Company”), for a price per share of US$2.70 per share. Our offer represents a premium over the last sale price of the Company’s common stock on October 27, 2006 of about 70%.

Our proposal represents an outstanding opportunity to the Company, its Board of Directors, stockholders and employees at a critical juncture. The Company’s stock price and revenues have been largely flat or trending downward for several years. The Company has been delisted from NASDAQ and its common stock is extremely illiquid. The Company is on its third outside auditor in 18 months and undoubtedly faces increased burdens of being a public company in light of Sarbanes-Oxley and addressing public company issues driven by news headlines (such as option issuance practices). While the Company may be working hard to execute its strategic plan, there is little evidence that the plan promises to deliver stockholders a return on their investment approaching the immediate return our offer will provide. Our proposal also offers the Company and its employees an exciting opportunity to join a leading multinational integrated security and building management company with a proven track record of successful growth.

We note that our proposal is an all cash offer and is not subject to any financing contingency or due diligence review of the Company (but is subject to the conditions set forth in Paragraph 5 of the enclosed control share acquisition statement). Our proposal offers Company stockholders immediate liquidity at a significant premium to market that will maximize their investment in the Company, given its current financial position and outlook. Please note that our offer of $2.70 per share is based on the share and option counts disclosed in the Company’s public filings.

Risco, via its wholly-owned subsidiary Rokonet Industries U.S.A Inc, has recently acquired 500 shares of Company’s common stock and has initiated a “control share acquisition” within the meaning of Chapter 110D of the Massachusetts General Laws (the “Control Share Statute”). We have enclosed a “control share acquisition statement” required by the Control Share Statute. Risco hereby demands that the Company convene a special meeting of its stockholders to authorize voting rights for the shares of Company common stock Risco acquires in the control share acquisition as required by § 4 of the Control Share Statute. In accordance with § 4 of the Control Share Statute, the Company must call the special meeting within 10 days of the date hereof and the meeting must be held not later than 50 days after the date hereof, or December 20, 2006.

In order to avoid disputes, we recommend that our respective legal counsels confer as soon as possible on the text of the proposed stockholder resolution and other technical matters related to the meeting. Risco hereby undertakes to pay all reasonable expenses of the Corporation incurred in connection with the special meeting, but not including any expenses incurred opposing the vote to authorize voting rights for the shares we intend to acquire.

While Risco would much prefer to engage in a consensual transaction with the Company, and believes a consensual transaction would potentially create more value for Company stockholders, Risco cannot accept the Company’s continued refusal to negotiate seriously with us. We note that we have previously made an offer to acquire the Company in a letter, dated August 30, 2006, but have received no formal response. If you do not contact us to negotiate a consensual transaction along the lines outlined in this letter and the attached control share acquisition statement by November 7, 2006, we will assume that the Company has rejected our offer. If we cannot negotiate a consensual transaction, Risco will evaluate all of its options, including taking its case directly to the Company’s stockholders.

Risco is very serious about its proposal to acquire the Company. We are ready to meet with Company Board of Directors and its representatives as soon as possible. We have retained Mercator Capital as our financial advisor and Bingham McCutchen LLP as our legal counsel to advise us in this matter. Please contact me, at 972-3-9637777 (e-mail: moshe@riscogroup.com), Lior Samuelson of Mercator Capital, at 703995-5525 (e-mail: lsamuelson@mercatorcapital.com), or John Utzschneider of Bingham McCutchen LLP at 617-951-8852 (e-mail: john.utzschneider@bingham.com) to discuss any questions you might have.

Very truly yours,

/s/ Moshe Alkelai
Moshe Alkelai
Chairman of the Board

On November 14, 2006, Mr. Waldstein, Mr. Alkelai, Lesley Charm, a member of IEI’s Board of Directors, and Lior Samuleson, RISCO’s financial advisor, met in Boston at the offices of Bingham McCutchen LLP, RISCO’s counsel, to discuss RISCO’s October 31 offer. At the meeting, however, Mr. Waldstein and Mr. Charm indicated they were unwilling to discuss the terms of RISCO’s offer and the meeting ended inconclusively.

On November 30, 2006, at IEI’s request, RISCO agreed to rescind its demand for IEI to convene a stockholder’s meeting under the Massachusetts Control Share Acquisition Statute to authorize voting rights for any IEI shares RISCO acquires. Mr. Waldstein planned a trip to visit RISCO’s offices in Israel to discuss RISCO’s possible acquisition of IEI and Mr. Waldstein’s potential employment by RISCO.

On December 4 and 5, 2006, Mr. Waldstein met with Mr. Alkelai at RISCO’s offices in Israel, but refused to discuss any terms of a potential acquisition.

On January 31 and February 1, 2007, Mr. Waldstein, Mr. Charm, Mr. Alkelai and Mr. Samuelson met again in Boston to discuss a potential transaction, but Messrs. Waldstein and Charm refused to discuss the terms of any offer.

On March 6, 2007, RISCO launched the Offer to acquire all outstanding Shares of IEI for $3.50 per share. The Offer is not conditioned on due diligence or obtaining third-party financing. In addition, RISCO submitted a demand for IEI to convene a stockholders’ meeting prior to April 25, 2007 under the Massachusetts Control Share Acquisition Statute to authorize voting rights for any shares RISCO proposed to acquire in such transaction. A copy of the Control Share Acquisition Statement is attached to this Proxy Statement as Appendix A. The March 6 proposal letter read as follows:

March 6, 2007

Board of Directors

International Electronics, Inc.

427 Turnpike Street

Canton, Massachusetts 02021

Ladies and Gentlemen:

RISCO Ltd. (“RISCO”), beneficial owner of 500 shares of International Electronics, Inc. common stock, has commenced a tender offer to acquire, subject to certain conditions, all of the outstanding shares of International Electronics, Inc. (“IEI”) at a price of $3.50 per share in cash through its wholly-owned subsidiary, Rokonet Industries, U.S.A., Inc. (“Rokonet USA”). RISCO has attempted to discuss an amicable transaction with IEI management on several occasions over the past several months, and submitted a written acquisition offer for $2.70 per share on October 31, representing a premium over the then trading price of IEI shares of more than 75%. Our proposals have not been met with serious discussion. IEI’s refusal to negotiate with us in good faith has left us no choice but to commence our current offer at this time.

Rationale for Offer.

Our offer represents a premium over the last sale price of IEI’s common stock on March 5, 2007 of more than 17% and a premium over the last sales price of IEI common stock on October 31, 2006, the date of our last offer to acquire IEI, of more than 106%.

As we have maintained in our discussions with IEI management, we believe it is in the best interests of IEI stockholders to enter into a negotiated and definitive acquisition agreement as soon as possible. Unfortunately, to date IEI management has deprived IEI stockholders of an opportunity to make their own decision with respect to a sale of their shares by refusing to discuss our proposal with us in any detail.

Our proposal represents an outstanding opportunity to IEI, its Board of Directors, stockholders and employees at a critical juncture. IEI has generated net losses in each of 12 of its most recent 13 fiscal quarters and its stock price has been largely flat or trending downward for several years, excluding the period following our October 31 offer. IEI has been delisted from NASDAQ and its common stock is extremely illiquid. IEI is on its third outside auditor in less than two years and undoubtedly faces increased burdens of being a public company in light of Sarbanes-Oxley and addressing public company issues driven by news headlines (such as option issuance practices). While IEI may be working hard to execute its strategic plan, there is little evidence that the plan promises to deliver stockholders a return on their investment approaching the immediate return our offer will provide. Our proposal also offers IEI and its employees an exciting opportunity to join a leading multinational integrated security and building management company with a proven track record of successful growth.

Demand for Meeting.

RISCO hereby reiterates its demand that IEI convene a special meeting of its stockholders to authorize voting rights for the shares of IEI common stock RISCO and Rokonet USA acquire in the tender offer, which would constitute a “control share acquisition” within the meaning of Chapter 110D of the Massachusetts General Laws (the “Control Share Statute”). We have enclosed a “control share acquisition statement” required by the Control Share Statute. In accordance with § 4 of the Control Share Statute, IEI must call the special meeting within 10 days of the date hereof and the meeting must be held not later than 50 days after the date hereof, or April 25, 2007.

In order to avoid costly delays and disputes, we recommend that our respective legal counsels confer as soon as possible on the text of the proposed stockholder resolution and other technical matters related to the meeting. RISCO hereby undertakes to pay all reasonable expenses of IEI incurred in connection with the special meeting, but not including any expenses incurred opposing the vote to authorize voting rights for the shares we intend to acquire.

Demand for Stockholder List.

In addition, we have enclosed a demand, under Rule 14d-5(a) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), to receive from IEI its most recently prepared stockholder list or, if such list was prepared as of a date earlier than ten business days before the date hereof, a newly prepared list as of the most recent practicable date, which shall be no more than ten business days prior to the date hereof. Your timely response in accordance with Rule 14d-5(a) of the Securities Exchange Act should be directed to the individuals named below.

Demand for Inspection Rights.

Finally, we also demand access to IEI to inspect and copy certain IEI records as permitted by Section 16.02 of the Massachusetts Business Corporation Act. Our demand includes access to a list of IEI stockholders (including their names and addresses showing the number of shares each holds, as well as all information in IEI’s possession relating to the beneficial owners of IEI shares (commonly referred to as the “NOBO” list)), the bylaws of IEI, including all amendments, and excerpts from minutes reflecting action taken at any meeting of the board of directors, records of any action of a committee of the board of directors while acting on behalf of the corporation, minutes of any meeting of the stockholders, and records of any action taken by the stockholders or board of directors without a meeting, in each case within the last three years. We request that these records be made available to RISCO and its representatives not later than March 13, 2007. The purposes of our demand are several, including (i) to better ensure dissemination of our offer to all stockholders, (ii) to communicate with fellow stockholders regarding the matters described in our control share acquisition statement and their voting thereon, and (iii) potentially soliciting proxies in order to change management and/or the by-laws of IEI. To the extent any such records contain material, nonpublic information, RISCO is prepared to enter into a suitable confidentiality agreement on customary terms to permit disclosure of such information.

We call your attention to the provisions of Massachusetts law imposing liability on corporate officials who improperly fail to comply with requests such as those made in this letter.

Notwithstanding the commencement of our offer and the enclosed demands, we continue to be ready to meet with the IEI Board of Directors and its representatives as soon as possible to discuss our offer. Please contact Lior Samuelson of Mercator Capital, at 703-995-5525 (e-mail: lsamuelson@mercatorcapital.com), or John Utzschneider of Bingham McCutchen LLP at 617-951-8852 (e-mail: john.utzschneider@bingham.com) to discuss any questions the Board might have.

We continue to believe our offer represents the best opportunity for IEI stockholders to realize value on their shares. We urge you to facilitate the ability of the IEI stockholders to make their own decision as to whether they agree with our view. If the IEI Board of Directors and management continue to try to obstruct our offer, we are prepared to take all steps necessary to ensure that IEI stockholders have the opportunity to benefit from it.

Very truly yours,

/s/ Moshe Alkelai
Moshe Alkelai
Chairman of the Board

On March 16, 2007, IEI issued a press release and filed a response to the Offer on Schedule 14D-9, recommending that IEI stockholders reject the Offer and not tender their Shares.

On March 20, 2007, RISCO issued a press release and an open letter to IEI stockholders that reads as follows:

March 20, 2007

Stockholders of

International Electronics, Inc.

Dear Fellow Stockholders:

On March 6, 2007, RISCO Ltd. (“RISCO”) through its wholly-owned subsidiary, Rokonet Industries, U.S.A., Inc., commenced a tender offer to acquire all of the outstanding shares of International Electronics, Inc. (“IEI”), subject to certain conditions, at a price of $3.50 per share in cash. We were forced to launch our offer without the support of IEI’s board of directors or management because, despite our repeated attempts to negotiate a consensual transaction, IEI has stonewalled and refused to engage in serious discussion with us.

We were disappointed, but not surprised, to learn that last week IEI decided to oppose our offer. Once again, when presented an opportunity to create value for all stockholders, the IEI board and management has dug in its heels and refused to do so.

IEI offers two principal reasons why it opposes our offer. First, IEI management says our offer is inadequate, takes advantage of a temporary depression of the company’s stock price based on 2006 operating results and does not reflect the long-term value of the company based on management’s 2-1/2 year old strategic plan to turn the company around. Second, IEI says our offer is highly conditional.

In response to the first concern regarding the long-term prospects of IEI under current management’s direction, we can only point out the following:

•

In our view, IEI’s current strategy is incapable of delivering the results management hopes for. IEI’s product offering is too narrow and the global market place is too competitive, with customers demanding more and more systems integration, which IEI as a smaller company, is challenged to offer. IEI lacks the resources for significant investment in R&D, sales channel growth, distribution and product support necessary to implement its strategy successfully. IEI lacks the resources to effectively compete with many of its competitors, including Honeywell, Tyco, Bosch or Siemens, or even smaller competitors.

•

IEI has not generated positive net income in any of the last three fiscal years. According to its publicly filed financial statements, it has actually lost money for 11 of 12 consecutive quarters ending August 31, 2006, over $2.2 million in the aggregate, or $1.33 per share (more than 2-1/2 times the cumulative net income of IEI for the three fiscal years prior to 2004). While IEI points to recent positive earnings of $0.15 per share for the six months ended February 28, 2007 as ratification of its strategy, it would take another 4-1/2 years to recoup the losses accumulated during the previous three years at the current rate.

•

We understand that IEI has yet to retain a recognized financial advisor to advise the board as to what the current value of management’s speculative long-term strategy is. Our question is, how does management know our offer does not reflect full value for IEI? In all of our preceding discussions, management has never once indicated what an appropriate, nonspeculative valuation of the company would be.

•

There has been no significant trading market for IEI’s common stock since it was delisted from Nasdaq in July 2005. Management has not indicated that it is even a goal of the company to again qualify for listing. Management seems content for IEI and its stockholders to bear all of the additional expense and burden of being a public company, without stockholders being entitled to the corresponding benefits of a liquid market for their shares. Management has only begun making customary earnings announcements since we commenced our offer.

•

As reflected in the attached Exhibit, our offer of $3.50 per share is almost twice the $1.86 average share price of IEI common stock during the period March 15, 2005 through October 31, 2006, the date of our offer to the IEI board of directors, which IEI elected not to disclose publicly to its stockholders. During such period, daily trading volume averaged just 4,169 shares. Trading activity and the price of IEI shares have increased since our offer, with public records reflecting one stockholder coincidentally acquiring a significant position. However, we believe the share price and trading volumes would revert to their historic levels should our offer not be consummated.

In response to the board’s second concern, that our offer is highly conditioned, we point out that:

•

Numerous conditions to our offer are a direct result of management’s refusal to negotiate with us. In a negotiated transaction, we would expect that the conditions related to the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute would be eliminated because the IEI board could unilaterally take action to satisfy them or cause the statutes not to apply to our transaction. We would also expect to rely on customary representations, warranties and covenants that IEI would likely agree to in a negotiated transaction that would permit us to significantly reduce the scope and breadth of certain of our current conditions, such as the condition related to certain types of litigation, changes in capital structure, including issuances of debt and equity, entry into transactions outside the ordinary course of IEI’s business, as well as alternative transactions to our tender offer.

•

The conditions to our offer, by any objective measure, are much less significant, more concrete, more achievable and more certain than the conditions associated with management’s proposed alternative to our offer—management’s execution of its speculative strategic plan.

•

We continue to strive to reduce or eliminate conditions to our offer. It is not conditioned upon RISCO obtaining third-party financing or customary due diligence review of IEI’s operations. We have no interest in not consummating our offer.

Soon, you as an IEI stockholder can help us satisfy one of our conditions. Today we filed preliminary proxy statement and related materials with the Securities Exchange Commission (the “SEC”) for a special meeting IEI has indicated it intends to call on April 25, 2007 regarding our proposal under the Massachusetts Control Share Acquisition Statute. If you and a sufficient number of other IEI stockholders vote YES on our proposal at that meeting, we will be entitled to exercise voting rights with respect to any IEI shares we acquire in our offer. Such an outcome would satisfy one of our conditions and preserve your ability to take advantage of our offer.

On the other hand, if holders of a majority of outstanding IEI shares either vote against our proposal or do not vote their shares, any IEI shares we might otherwise acquire in our offer may not have voting rights that we can exercise. Such an outcome would significantly detract from our ability to realize value in IEI shares that we would like to purchase and could prevent you from taking advantage of our offer. We believe that, should our offer not be consummated, over time, IEI shares would revert to their historical trading prices and volumes.

Once we are permitted to do so by the SEC, we will send you a definitive proxy statement and other materials describing our proposal in more detail with instructions on how you can vote your IEI shares.

This communication may be deemed to be solicitation material in respect of the solicitation of proxies of Rokonet Industries, U.S.A., Inc. from stockholders of IEI in connection with the special meeting of IEI stockholders expected to be held on April 25, 2007. Rokonet Industries, U.S.A., Inc. will file a definitive proxy statement on Schedule 14A. IEI STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING RISCO’S PROPOSAL. Stockholders will be able to obtain the proxy statement and related materials with respect to the special meeting free at the SEC’s website at www.sec.gov or from Rokonet Industries, U.S.A., Inc. by contacting Mackenzie Partners, Inc. toll free at 1-800-322-2885 or collect at 1-212-929-5500 or via email at proxy@mackenziepartners.com.

Rokonet Industries, U.S.A., Inc. and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of IEI common stock in respect of the proposed special meeting of stockholders. Certain information about such persons and their interest in the solicitation will be contained in the proxy statement regarding the special meeting, when it becomes available.

We look forward to the IEI special meeting on April 25 and encourage you to attend in person or by proxy. Vote your shares, preserve your options.

Very truly yours,

/s/ Moshe Alkelai
Moshe Alkelai
Chairman of the Board

EXHIBIT

On March 21, 2007, IEI filed a preliminary Proxy Statement with respect to the proposal to be submitted to stockholders at the Special Meeting.

On March 27, 2007, RISCO issued a press release announcing the extension of the tender offer until midnight on April 26, 2007.

On March 27, 2007, RISCO and Purchaser filed a complaint in the U.S. District Court of the District of Massachusetts against IEI and its board of directors. In the complaint, RISCO is seeking, in addition to other remedies, a preliminary injunction to enjoin IEI and its board of directors from violating the Massachusetts Control Share Acquisition Statute. RISCO and Purchaser believe IEI was seeking to “bootstrap” certain conditions to RISCO’s tender offer into conditions to the IEI stockholder vote—a maneuver designed to prevent RISCO from amending or waiving its conditions in the future as it is permitted to do under the terms of its offer and federal securities law, without seeking yet another shareholder vote.

Election of Class I Director Proposal

Pursuant to the preliminary proxy statements filed by IEI, Risco and Purchaser are aware that IEI will be submitting to shareholders a proposal to elect incumbent director Leslie Charm as a Class I member of the Board of Directors. RISCO has made repeated attempts to negotiate with the Board, but the Board has refused to negotiate with RISCO. RISCO believes the Board may not be serious about entering into strategic alternatives for the benefit of IEI shareholders and should not be trusted to maximize shareholder value. RISCO believes that Mr. Charm has not acted in the best interests of IEI, and therefore should not be re-elected to serve as a member of the Board. RISCO and Purchaser are seeking your support to vote “WITHHELD” with respect to the election of Leslie Charm as a Class I Director at the Special Meeting.

RISCO and IEI recommend that shareholders vote “WITHHELD” with respect to the election of Leslie Charm as Class I Director on the Board of Directors to serve for a three-year term and until his successor is chosen and qualified.

Leslie Charm

Leslie Charm, age 63, became a member of the Board of Directors in 2005. Leslie Charm has been, since 1972, a partner in the firm of Youngman & Charm, a firm specializing in assisting companies that are experiencing operating and/or financial problems and also advises entrepreneurs in the strategies involved in the growing of companies. From 1989 to the present, he has been a director of Moto Photo, Inc., a publicly held international franchisor of imaging centers that filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in November 2002. From 1994 to 2005, he had been a director, and had served on the audit committee and the compensation committee of CreditRiskMonitor.com, Inc., which is a worldwide leading provider of real time financial information analysis and news created specifically for the corporate credit professional. Mr. Charm is an adjunct professor in entrepreneurial finance at Babson College and is a graduate of the Harvard Business School.

During fiscal year 2006, Mr. Charm attended 75% or more of the total number of meetings of the Board of Directors and all committees of which he was a member. Mr. Charm is a member of the Audit Committee. For the fiscal year ended August 31, 2006, directors’ fees were paid in the amount of $5,000 to Mr. Charm.

As of October 16, 2006, Mr. Charm beneficially owned 10,000 shares of IEI common stock, which included vested options to purchase 10,000 shares of IEI’s common stock granted at a price of $3.07 per share within sixty (60) days of October 16, 2006.

Certain Information Concerning RISCO and Purchaser

RISCO is a limited company organized under the laws of Israel with principal executive offices located at 14 Hachoma Street 75655 Rishon-Letzion, Israel. RISCO’s telephone number is 987-3-963-7777.

RISCO is a leading innovator in security and building management solutions. RISCO develops, manufactures and markets advanced integrated security solutions for the global security market, from software to wired and wireless systems including integrated security, building management, access control, monitoring station, IP-based systems, and sophisticated detector technologies. RISCO’s products can be found in commercial, industrial, institutional and residential installations around the world. RISCO’s products are currently sold over 60 countries around the world through its network of local distributors and integrators as well as 9 branch offices situated in Europe, North & South America and Asia.

Purchaser’s principal executive offices are located at 2822 NW 79th Avenue, Miami, Florida 33122. Purchaser’s telephone number is: 305-592-3820. Purchaser is an indirect, wholly-owned subsidiary of RISCO that engages primarily in marketing and sales activities in the United States on behalf of RISCO.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of RISCO and Purchaser are set forth in Schedule I hereto. On October 25, 2006, we acquired 500 shares of IEI common stock for $1.60 per share, and are deemed the record holders of these shares. These shares represent less than 1% of the outstanding Shares. Other than as set forth herein, none of RISCO, Purchaser or any of the participants set forth on Schedule I hereto has any interest, direct or indirect, by security holdings or otherwise, in IEI and is not a party to any contract, arrangements or understandings with respect to security holdings in IEI.

None of RISCO, Purchaser or any of the participants is a party to any transaction or proposed transaction with IEI other than as set forth herein and do not have any arrangements with respect to any future employment with IEI or future transactions with IEI.

Both RISCO and IEI engage in the provision, marketing and distributions of comprehensive security systems. Presently, a majority of RISCO’s operations are derived outside of the United States, while a majority of IEI’s operations are located within the United States. To RISCO and Purchaser’s knowledge, there are no mutual customers or vendors between IEI and RISCO or Purchaser. Upon completion of the tender offer, RISCO will be entitled to the benefits, if any, of IEI’s current strategic initiatives, including under the GSA contract. RISCO intends to expand and grow its presence in providing security and building management solutions in the United States through IEI. RISCO also intends to take advantage of synergies it believes may exist between RISCO’s current non-U.S. business and IEI’s U.S. platform.

Certain Information Concerning International Electronics, Inc.

The information concerning the IEI contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although Purchaser and RISCO have no knowledge that would indicate that statements relating to IEI contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date RISCO and Purchaser have not had access to the full books and records of the Company, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. Accordingly, Purchaser and RISCO do not take any responsibility for the accuracy or completeness of such information or for any failure by IEI to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Security Ownership of Certain Beneficial Owners and Management

Set forth below is information concerning ownership of IEI’s common stock as of October 31, 2006, (i) by all persons known by IEI to own beneficially 5% or more of the outstanding common stock, (ii) each current director and Named Executive Officer of IEI and (iii) all directors and executive officers as a group.

Name	Number of Shares(1)		Percent of Common Stock Owned
Executive Officers and Directors:
John Waldstein	267,405	(2)	14.8%
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Christopher Hentschel	30,301	(3)	1.7
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Peter Demakis	30,000	(4)	1.7
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Albert Janjigian	20,000	(5)	1.1
116 Barnard Avenue
Watertown, Massachusetts
Robert Stewart	18,000	(6)	1.0
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Heath Paley	10,500	(7)	0.6
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Leslie Charm	10,000	(8)	0.6
39 Holden Avenue
Concord, Massachusetts
Diane Balcom	9,500	(9)	0.5
1403 Sharps Hill Road
Pittsburgh, Pennsylvania

Name	Number of Shares(1)		Percent of Common Stock Owned
All directors and executive officers as a group (8 persons)	395,706	(10)	20.8
5% Shareholders:
David Weiner	153,940	(11)	8.9%
c/o W-Net, Inc.
3490 Laurel Canyon Blvd., Suite 327
Studio City, California

(1)	Except as otherwise indicated below, the named owner has sole voting and investment power with respect to the shares set forth. No arrangements are known to IEI, which may result in a change in control. The number of shares shown does include shares, which may be acquired through the exercise of options and warrants which are exercisable currently or within sixty (60) days after October 31, 2006.
(2)	Includes vested options to purchase an aggregate 64,000 shares of IEI’s common stock granted at prices ranging from $1.17-$1.77 per share. Includes 6,234 shares of common stock held by Mr. Waldstein’s wife. Mr. Waldstein disclaims beneficial ownership of these shares.
(3)	Includes vested options to purchase an aggregate 15,333 shares of IEI’s common stock at prices ranging from $1.35-$2.54 per share. Includes 14,968 shares of common stock held jointly by Mr. Hentschel and his wife.
(4)	Includes vested options to purchase 30,000 shares of IEI’s common stock granted at a price of $2.75 per share.
(5)	Includes vested options to purchase 10,000 shares of IEI’s common stock granted at a price of $3.07 per share.
(6)	Includes vested options to purchase an aggregate 18,000 shares of IEI’s common stock granted at prices ranging from $2.30-$2.80 per share.
(7)	Includes vested options to purchase an aggregate 6,500 shares of IEI’s common stock granted at prices ranging from $1.37-$2.81 per share.
(8)	Includes vested options to purchase 10,000 shares of IEI’s common stock granted at a price of $3.07 per share.
(9)	Includes vested options to purchase an aggregate 6,500 shares of IEI’s common stock granted at prices ranging from $1.37-$2.81 per share.
(10)	Includes vested options to purchase an aggregate 160,333 shares of IEI’s common stock granted at prices ranging from $1.17-$3.07 per share.
(11)	Includes 85,000 shares owned by W-Net, Inc. (“W-Net”) and 68,940 shares owned by Woodman Management Corporation (“WMC”). Based on a Schedule 13D filed with the SEC, Mr. Weiner may be deemed to beneficially own the W-Net and WMC shares.

Shareholder Proposals

Proposals of shareholders intended for inclusion in IEI’s proxy materials to be furnished to all stockholders entitled to vote at the IEI’s 2008 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Exchange Act must be received at IEI’s principal executive offices not later than 120 days prior to the anniversary date of the IEI’s Proxy Statement for its 2007 annual meeting was sent to stockholders, or approximately December 7, 2007. Any proposal received after this date will be considered untimely. Stockholders who wish to make a proposal at the 2008 Annual Meeting of Stockholders, other than one that will be included in IEI’s proxy materials, should notify IEI no later than February 19, 2008. If a stockholder who wishes to present a proposal fails to notify IEI by this date, the proxies that management solicits for the meeting will have discretionary authority to vote on the stockholder’s proposal if it is properly brought before the meeting. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC’s proxy rules.

Solicitation of Proxies

Except as set forth below, RISCO and Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with the Voting Rights Proposal.

Proxies will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of RISCO and Purchaser and the other participants listed on Schedule I hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

Purchaser has retained MacKenzie Partners, Inc. (“MacKenzie”) for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which MacKenzie is to receive a fee up to $50,000 in connection with the solicitation of proxies for the Special Meeting. Up to 25 people may be employed by MacKenzie in connection with the solicitation of proxies for the Special Meeting. Purchaser has also agreed to reimburse MacKenzie for out-of-pocket expenses and to indemnify MacKenzie against certain liabilities and expenses, including reasonable legal fees and related charges. MacKenzie will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. Directors, officers and certain employees of RISCO and Purchaser may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Special Meeting by or on behalf of Purchaser is being borne by Purchaser. Purchaser will not seek reimbursement for the costs of the solicitation from IEI.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact:

105 Madison Avenue

New York, New York 10016,

Call Collect: (212) 929-5500

or

Toll Free: at (800) 322-2885

Email: proxy@mackenziepartners.com

Other Information

Neither RISCO nor Purchaser are aware of any other substantive matter to be considered at the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the BLUE proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of RISCO and Purchaser as determined by RISCO and Purchaser in its sole discretion, in which event such persons will vote on such proposals in their discretion.

Whether or not you intend to attend the Special Meeting, your prompt action is important. Make your views clear to IEI’s Board of Directors by voting “FOR” to approve the Voting Rights Proposal and “WITHHELD” with respect to the election of a Class I Director by signing, dating and returning the enclosed BLUE proxy card today.

Your vote is important, no matter how many or how few Shares you own.

Rokonet Industries, U.S.A., Inc.

RISCO Ltd.

April [6], 2007

Important Voting Information

1. If your Shares are held in your own name, please sign, date and return the enclosed BLUE proxy card to RISCO Ltd., care of MacKenzie Partners, Inc., in the postage-paid envelope provided.

2. If your Shares are held in “street-name,” only your broker or bank can vote your Shares and only upon receipt of your specific instructions. If your Shares are held in “street-name,” deliver the enclosed BLUE proxy card to your broker or bank or contact the person responsible for your account to vote on your behalf and to ensure that a BLUE proxy card is submitted on your behalf. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to RISCO Ltd., care of MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, so that RISCO will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Only IEI’s stockholders of record on [March 22], 2007 are entitled to vote at the Special Meeting. We urge each stockholder to ensure that the holder of record of his or her Share(s) signs, dates, and returns the enclosed BLUE proxy card as soon as possible.

If you have any questions or require any assistance in voting your Shares, please contact:

105 Madison Avenue

New York, New York 10016,

Call Collect: (212) 929-5500

or

Toll Free: at (800) 322-2885

Email: proxy@mackenziepartners.com

Investors and security holders are advised to read this document and all other applicable documents if and when they become available because they will include important information. Investors and security holders may obtain a free copy of any documents filed by RISCO and Purchaser with the SEC at the SEC’s website (www.sec.gov) or by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, at 800-322-2885 or by email at proxy@mackenziepartners.com.

APPENDIX A

Control Share Acquisition Statement

Pursuant to § 3 of Chapter 110D

of the Massachusetts General Laws

1.	Identity of Acquiror. Rokonet Industries, U.S.A., Inc., a New York corporation and wholly-owned subsidiary of RISCO Ltd. (the “Acquiror”), intends to acquire all of the outstanding capital stock of International Electronics, Inc., a Massachusetts corporation (the “Public Corporation”).

2.	Statement of Applicability. This statement is a Control Acquisition Statement made and delivered pursuant to Pursuant to § 3 of Chapter 110D of the Massachusetts General Laws (the “Control Share Statute”).

3.	Statement of Ownership. The Acquiror is the beneficial owner of 500 shares of common stock of the Public Corporation, par value $0.01 per share (the “Common Stock”), which the Acquiror purchased for $1.60 per share.

4.	Statement of Intended Acquisition. The Acquiror intends to acquire all of the outstanding shares of Common Stock of the Public Corporation, on a fully diluted basis (comprised of 1,738,931 shares of outstanding Common Stock, options to acquire 262,133 shares of Common Stock and warrants to acquire 20,167 shares of Common Stock in the Public Corporation’s Quarterly Report on Form 10QSB filed with the Securities Exchange Commission on January 11, 2007), subject to the terms and conditions set forth in Section 5 below. Such shares constitute 100% of the voting power of the Public Corporation’s outstanding capital stock. The Acquiror has commenced a tender offer under Rule 14d-1 of the Securities Exchange Act of 1934, as amended, to acquire such shares of Common Stock, the details of which are set forth in the Acquiror’s Offer to Purchase filed with the Securities Exchange Commission on March 6, 2007 on Schedule TO (as amended from time to time, the “Offer to Purchase”).

5.	Statement of Certain Terms and Conditions. The Acquiror intends to acquire all of the outstanding Common Stock of the Public Corporation for a price per share of $3.50, payable in cash following the consummation of such acquisition. The Acquiror’s offer is currently subject to the following conditions, which Acquiror reserves the right to amend or waive at any time or from time to time as described in more detail in the Offer to Purchase:

At least 66-2/3% of the outstanding shares of Common Stock (assuming exercise of all derivative securities regardless of exercise or conversion price, the vesting schedule or other terms and conditions of those securities) are validly tendered and not withdrawn prior to the expiration of the Offer to Purchase;

(i) The articles of organization or bylaws of the Public Corporation are amended, effective prior to the consummation of the Offer to Purchase, to provide that the Control Share Statute does not apply to the Public Corporation, (ii) the Control Share Statute is declared inapplicable to any shares acquired as a result of the Offer to Purchase and any subsequent merger or other business combination or (iii) the holders of a majority of the outstanding shares of Common Stock entitled to vote at a meeting of the Public Corporation’s stockholders (other than those held by the Acquiror or any director of the Public Corporation who is also an officer of the Public Corporation) authorize voting rights for the shares of Common Stock acquired as a result of the Offer to Purchase and any subsequent merger or other business combination as contemplated by § 5 of the Control Share Statute;

(i) Prior to the acceptance for payment of shares of Common Stock pursuant to the Offer to Purchase, the Public Corporation’s Board of Directors approves the Offer to Purchase and any subsequent proposed merger or other business combination, (ii) there are validly tendered prior to the expiration of the Offer to Purchase and not withdrawn a number of shares of Common Stock which, together with the shares of Common Stock then owned by the Acquiror, would represent at least 90% of the shares of Common Stock outstanding on the date thereof (excluding shares of Common Stock owned by certain employee stock plans and persons who are directors and also officers of the Public Corporation) or (iii) a determination that Chapter 110F of the Massachusetts General Laws and other similar laws are inapplicable to any merger or other business combination involving the Acquiror and the Public Corporation; and

Satisfaction of the other conditions set forth in the Offer to Purchase.

6.	Statement of Financial Capacity. The acquisition by the Acquiror of all of the outstanding Common Stock of the Public Corporation is not subject to any financing condition. The Acquiror has the financial capacity to consummate the proposed acquisition in the form of cash on hand or borrowings under its available credit facilities or from its parent company, RISCO Ltd.

ROKONET INDUSTRIES, U.S.A., INC.

By:	/s/ Moshe Alkelai
Name:	Moshe Alkelai
Title:	Chairman of the Board

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF RISCO AND THE PURCHASER

Moshe Alkelai and Mazal Alkelai are the sole directors and officers of RISCO. Moshe Alkelai is the Chairman of RISCO. Mazal Alkelai is a director of RISCO and the general manager of RISCO’s manufacturing facility. Moshe Alkelai is also the sole director and Chairman of Purchaser and its Secretary. Samuel Karas is the President and Chief Executive Officer of Purchaser. Moshe and Mazal Alkelai are husband and wife.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of RISCO and Purchaser are set forth below. The business address of each director and officer of RISCO is 14 Hachoma Street, 75655 Rishon-Letzion, Israel. The business address of Mr. Karas is 2822 NW 79th Avenue, Miami, Florida 33122. Except as provided in the Offer, none of the directors and officers listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of Israel. Mr. Karas is also a citizen of the United States.

Name	Age	Current Principal Occupation or Employment and Five-year Employment History
Moshe Alkelai	51	Moshe Alkelai currently serves and for the past five years has served as the Chairman and Chief Executive Officer of RISCO, and the following RISCO subsidiaries: Rokonet Electronics Ltd., Rokonet Iberia S.L.; Rokonet Industries, U.S.A., Inc., RISCO Group S.R.L., RISCO Group SA, RISCO Group France SA, RISCO Group Swiss SA, and RISCO Group UK.

Mazal Alkelai	49	Mazal Alkelai currently serves and for the past five years has served as a director of RISCO and as the general manager of RISCO’s manufacturing facility.

Samuel Karas	60	Samuel Karas currently serves and for the past five years has served as the Secretary and Treasurer of Rokonet Industries, U.S.A., Inc.

IMPORTANT

Your Proxy is important. No matter how many Shares you own, please give

RISCO your Proxy by:

SIGNING the enclosed BLUE proxy card,

DATING the enclosed BLUE proxy card, and

MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If you have any questions, would like a copy of the Letter of Transmittal for the Offer to Purchase and related documents, or require any additional information concerning this Proxy Statement or the Offer, please contact MacKenzie Partners at the address set forth below. If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the BLUE proxy card If you have any questions or require any assistance in voting your Shares, please contact:

105 Madison Avenue

New York, New York 10016,

Call Collect: (212) 929-5500

or

Toll Free: at (800) 322-2885

Email: proxy@mackenziepartners.com

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED APRIL [6], 2007

[FORM OF PROXY CARD— BLUE]

INTERNATIONAL ELECTRONICS, INC.

Special Meeting in Lieu of Annual Meeting of Shareholders to be held on April [30], 2007

THIS PROXY IS SOLICITED BY RISCO LTD AND ROKONET INDUSTRIES, U.S.A., INC.

The undersigned, revoking all prior proxies, hereby appoints [Moshe Alkelai, Lior Samuelson and John R. Utzschneider] and each of them, with full power of substitution, as proxies to represent and vote all shares of common stock of International Electronics, Inc. which the undersigned would be entitled to vote if personally present at the Special Meeting in Lieu of the Annual Meeting of Shareholders to be held on April [30], 2007, at 10:00 a.m. local time, at [IEI’s corporate headquarters at 427 Turnpike Street, Canton, Massachusetts 02021], and at all adjournments thereof, upon matters set forth in the Notice of Meeting and Proxy Statement dated April [6], 2007, a copy of which has been received by the undersigned. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting or any adjournments thereof.

SEE REVERSE SIDE

Address Change/Comments (Mark the corresponding box on the reverse side)

FOLD AND DETACH HERE

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THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER(S).

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE WITHHELD FROM THE ELECTION OF THE CLASS I DIRECTOR AND FOR THE AUTHORIZATION OF VOTING RIGHTS FOR THE SHARES THAT RISCO ACQUIRES IN THE TENDER OFFER AND THE 500 SHARES OF COMMON STOCK NOW HELD BY RISCO OR ITS ASSOCIATES.

☒	Please mark votes as in this example

☐	Please Mark Here for Address Change or Comments. See Reverse Side.

1.	To elect one (1) Class I Director to serve for a three-year term.

Nominee: 01 Leslie Charm

☐    For                    ☐    Withheld

2.	Whether, if Rokonet Industries, U.S.A., Inc. purchases shares of IEI common stock pursuant to its currently outstanding tender offer for at least 66-2/3% of such shares at a per share price of $3.50 (as such offer, including such minimum amount and such price, may be amended from time to time), the shares so acquired, as well as any shares thereafter beneficially acquired in such “control share acquisition” and the 500 shares of common stock previously acquired by Rokonet, shall be entitled to the same voting rights as all other shares of IEI common stock?

☐    For                    ☐    Against                    ☐    Abstain

I/We will attend the meeting.    ☐    YES        ☐    NO

Signature                                                   Signature                                                   Date

Please sign exactly as name appears below. Joint owners must both sign. Attorney, executor, administrator, trustee or guardian must give full title as such. A company or partnership must sign its full name by authorized person.

FOLD AND DETACH HERE

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